

September 13, 2011

Via E-mail
Mr. Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer
Solo Cup Company
150 South Saunders Road, Suite 150
Lake Forest, Illinois 60045

      RE: **Solo Cup Company**
                  Form 10-K for Fiscal Year ended December 26, 2010
                  Filed March 17, 2011
                  Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
                  Filed August 12, 2011
                  File No. 333-116843

Dear Mr. Koney:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 26, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 17

2. Please provide a discussion of your segments' results. You should discuss with
    quantification the business reasons for changes between periods in the revenues and
    operating income (loss) of each of your segments. Please also separately discuss with
    quantification business reasons for changes in intercompany eliminations between periods.
    Your discussion should include why the eliminations are necessary as well as the entities to
    which they are related.

Critical Accounting Estimates

Impairment of Long-Lived Assets, page 29

3. Please expand your disclosures to address the following:
    *   Please disclose how you group these assets for purposes of considering whether an
        impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15
        through 28;
    *   To the extent that any of these assets or asset groups have expected undiscounted future
        cash flows that are not substantially in excess of the carrying values and to the extent that
        an impairment of these asset amounts, in the aggregate or individually, could materially
        impact your operating results or total stockholders' equity, please provide the following
        disclosures related to those assets or asset groups:
        o   The percentage by which the undiscounted cash flows exceed the carrying value;
        o   The carrying value of these assets;
        o   A description of the assumptions that drive the undiscounted cash flows;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your projected cash
            flow model that materially deviate from your historical results, please include a
            discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a
            negative effect on the undiscounted cash flows.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial
    Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

General

4. Please disclose the types of expenses that you include in the cost of goods sold line item and
    the types of expenses that you include in the selling, general and administrative expenses line

item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 38

5. Please tell us what consideration you gave to also including the $7.3 million of cash from the sale of your Springfield, Missouri plant in restricted cash pursuant to Rule 5.02.1 of Regulation S-X.

Property, Plant, and Equipment, page 39

6. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Note 7. Property, Plant, and Equipment, page 45

7. The loss for the year ended December 27, 2009 includes adjustments made during the third and fourth fiscal quarters of 2009 to record the retirement of approximately $5.8 million of equipment that should have been recorded in prior periods. You determined these adjustments were not material to your then current and prior period consolidated financial statements. Please tell us each of the periods the $5.8 million adjustment relates to and correspondingly the correction amount associated with each period. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

8. Please tell us what impact the errors related to the recording of the retirement of equipment as well as the errors related to deferred tax reported liabilities disclosed in Note 9 had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your 2009 and 2010 Forms 10-Q and Form 10-K, it does not appear that you identified any changes in your internal control over financial reporting related to either of these errors but still determined that your disclosure controls and procedures and internal control over financial reporting were

effective. Please help us understand how you were able to reach these conclusions in light of these errors and no changes to your internal control over financial reporting.

Note 10. Debt, page 50

9. Please disclose whether you are in compliance with the covenants included in your debt agreements and discuss periods of noncompliance, if any. Please also disclose the specific terms of any material debt covenants along with any required ratios/amounts. For any material debt covenants for which it is reasonably likely that either (a) you will not be able to meet or (b) could limit your ability to undertake additional debt or equity financing, please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 13. Pensions and Other Postretirement Benefits, page 55

10. ASC 715-20-50-4 states that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. In this regard, please tell us how you determined that you should not separately present your disclosures for U.S. and non-U.S. plans.

Note 20. Segments, page 64

11. Please also help us understand why $21.3 million, which appears to be the amount of intersegment net sales, would be eliminated from revenues from external customers for the year ended December 26, 2010.

Note 23. Guarantors, page 67

12. Given that Rule 3-10(d) of Regulation S-X requires that all of the subsidiary guarantors are 100% owned by the parent guarantor, please disclose, if true, that the subsidiary guarantors are also 100% owned.

Item 9A. Controls and Procedures

Management Report on Internal Control Over Financial Reporting, page 74

13. Item 308T(a) of Regulation S-K previously allowed management's report on internal control over financial reporting not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Given that Item 308T and the

accompanying note and instructions expired on December 15, 2010, it is not clear how you determined that it was still appropriate for your report to be deemed furnished and not filed. Please advise or revise.

Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011

General

14. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief